
February 19, 2013

Via E-mail
Robert J. Gamgort
Chief Executive Officer
Pinnacle Foods Inc.
399 Jefferson Road
Parsippany, NJ 07054

> **Re:** **Pinnacle Foods Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 1, 2013**
> **File No. 333-185565**

Dear Mr. Gamgort:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   We note your response to comment four from our letter to you dated January 17, 2013. In that regard, Annex A to your response appears to be an excerpt from an unspecified report or presentation. Please provide us on a supplemental basis with a complete copy of the document, or at a minimum with the cover page(s) and all related portions of the report so that the source of the document and the preparer's methodologies are made clear. In addition, in your letter of response, please clarify the following items:

- It appears that the SIG InfoScan data you rely on does not include sales for Wal-Mart, which constituted one quarter of your net sales in each of the last three years. Please explain how this impacted the analyses and what adjustments the report issuer made as a result of the absence of this market data.

- The column heading on page one of Annex A suggests that the source of the information may be Pinnacle's own databases. If true, please explain why this information would be considered independent.

- Please explain what the PL and IRI Market Share entries represent, discuss the reasons for the differences between the two, and state why your prospectus references only IRI Market Share.

- The column heading "Branded MFG Market Position" contains an asterisk, which suggests the existence of a footnote, although none was included in the materials provided to the staff.

- The data on page two of Annex A appears to be for the 52 weeks ending 12/25/11, rather than the 39-week period ended September 23, 2012, as the disclosure on page ii of your prospectus suggests.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Sandy Eisen, Staff Accountant, at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas, Attorney-Advisor, at (202) 551-5798 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director